UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Comisión Nacional del Mercado de Valores

Área de Mercados. Dirección de Supervisión

Edison, 4

28006 – Madrid

Seville, September, 15, 2014

Dear Sirs,

Abengoa, S.A. (the “Company”), in compliance with the provisions of article 82 of Act 24/1988, of 28 July, on the Securities Market (“Ley del Mercado de Valores”), hereby notifies the National Securities Market Commission (“Comisión Nacional del Mercado de Valores”) the following

Relevant Fact

The Company informs that the Audit Committee of Abengoa has accepted today the resignation of Mr. Jose Joaquin Abaurre Llorente and Mr. Ricardo Martínez Rico and also the Appointments and Remuneration Committee of Abengoa has accepted, on the same date, the resignation of Mr. Jose B. Terceiro and Mr. Jose Luis Aya Abaurre.

The Audit Committee and the Appointments and Remuneration Committee of Abengoa are composed exclusively for independents members, complying with the best practices of corporate governance, with the Sarbanes-Oxley Act (SOX), and Nasdaq rules, as follows:

Audit Committee

Chairman/director	Prof. Mercedes Gracia Díez
Directors	Prof. D. José Borrell Fontelles
Mrs. Alicia Velarde Valiente
Secretary Non- officer	Mr. Daniel Alaminos Echarri

Appointments and Remuneration Committee

Chairman/director	Prof. José Borrell Fontelles
Directors	Prof. Mercedes Gracia Díez
Mrs. Alicia Velarde Valiente
Secretary Non-officer	Mr. Juan Carlos Jiménez Lora

Also, the Board of Directors has resolved the appointment of Ms. Naomi Sadín Posada as member of the International Advisory Board for a period of two years provided for in the rules of in Rules of the International Advisory Board.

Daniel Alaminos Echarri

Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: September 15, 2014	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary